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August 7, 2023

Via EDGAR and FedEx

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Attention:	Daniel Morris, Legal Branch Chief
Cheryl Brown, Staff Attorney

Re:	Dawson Geophysical Company
Preliminary Proxy Statement on Schedule 14A
Filed June 29, 2023
File No. 001-32472

Dear Mr. Morris:

Dawson Geophysical Company, a Texas corporation (the “Company”), has today electronically filed under the Securities Exchange Act of 1933, as amended, the revised Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) to its Preliminary Proxy Statement on Schedule 14A, originally filed on June 29, 2023 (the “Preliminary Proxy Statement”). Set forth below are the Company’s responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by e-mail on July 26, 2023 relating to the above-referenced filing of the Company. Enclosed with this letter, please also find a copy of the Revised Preliminary Proxy Statement on Schedule 14A, marked to show changes from the Preliminary Proxy Statement on Schedule 14A as filed on June 29, 2023.

For your convenience, we have repeated each comment of the Staff in bold and italics exactly as given in the comment letter and set forth below such comment is our response. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Staff comment letter.

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Preliminary Proxy Statement on Schedule 14A Filed June 29, 2023

Background of the Acquisition, page 16

1.	Please revise your Background of the Acquisition to ensure that you describe all discussions, meetings, contacts and reports among the parties, the special committee, and any legal and/or financial advisors regarding the current transaction. For example, expand this section to describe in greater detail your negotiations in early 2022 as well as any negotiations which occurred before that timeframe. In this regard, we note the merger agreement by and among Dawson, Wilks Brothers, LLC and WB Acquisitions Inc. in October 2021 and that stockholders did not vote to approve the transaction in March 2022. Please revise the Background of the Acquisition to clarify when the negotiations of the current transaction began relative to the merger agreement negotiations in 2021 and the stockholder vote in 2022, including whether the current transaction was discussed as an alternative during the merger agreement negotiations. In addition, if other alternative transactions were considered during your negotiations of the current transaction, please disclose.

The Company acknowledges the Staff’s comment and has updated the Background of the Acquisition section in the Revised Preliminary Proxy Statement accordingly. In particular, the Company has included discussion of negotiations that occurred prior to early 2022 and the closing of the tender offer by Wilks for common stock of the Company, which was closed in January of 2022 (the “Tender Offer”). The terms of the Tender Offer were agreed to pursuant to the Agreement and Plan of Merger, dated as of October 25, 2021 (as amended from time to time, the “Merger Agreement”), by and among the Company, Wilks Brothers, LLC, a Texas limited liability company (“Wilks”), and WB Acquisitions Inc., a Delaware corporation and a wholly-owned subsidiary of Wilks (“Merger Sub”), and the Tender Offer resulted in shareholders of the Company tendering (and Wilks accepting and purchasing) 15,547,010 shares of the Company’s common stock, resulting in aggregate ownership by Wilks of 74.46% of the Company’s issued and outstanding common stock.

Further pursuant to the Merger Agreement, the Company and Wilks were contractually obligated to call a special meeting of shareholders of the Company and seek approval of at least 80% of the common stock of the Company (as required by the Certificate of Incorporation of the Company) to approve the merger of the Company with and into Merger Sub (the “Proposed Merger”), such that the Company would no longer be publicly listed on the NASDAQ and subject to reporting requirements under the Securities Exchange Act of 1934, as amended. The Proposed Merger was not approved by the requisite 80% of the Company’s common stock at the special shareholders meeting in March of 2022, and the Company has operated as a “controlled company” of Wilks as defined pursuant to Rule 5615-4(c)(1) of the listing standards of the NASDAQ.

As discussed in the Background of the Acquisition, the Company (and the Special Committee) examined the current transaction with Breckenridge on its own merits considering the competitive landscape of the seismic services industry, expected equipment and personnel needs in the foreseeable future and the value of the assets being purchased. As part of this analysis, the Company considered potential alternative sources of similar equipment and related assets and determined the current transaction with Breckenridge affords the Company the best available cost synergies and is in the best interests of the Company’s shareholders.

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General

2.	We note that if the Conversion Proposal is not approved, you would not be able to issue the Conversion Shares to Wilks, and the outstanding principal amount of the Convertible Note would become due and payable in cash on June 30, 2024. Please expand your discussion to describe the significance of these potential payment obligations. Specifically, please address the size of the payment that would be due relative to your current financial condition and the consequences to stockholders if you are unable to meet the payment obligations under the promissory note.

The Company acknowledges the Staff’s comment and has updated the Revised Preliminary Proxy Statement accordingly in the Consequences of Failing to Approve this Proposal section of Proposal 1. In particular, the Company notes that the Conversion Proposal requires the affirmative vote of approximately 12,500,283 shares of the Company’s common stock, and Wilks holds approximately 18,847,330 shares of the Company’s common stock. Pursuant to that certain Voting Agreement, dated as of March 24, 2023, by and between the Company and Wilks (the “Voting Agreement”), Wilks is contractually obligated to vote 17,641,596 of its shares of the Company’s common stock beneficially owned by Wilks in favor of the Conversion Proposal or any similar proposals at a duly called shareholder meeting. Therefore, the Company expects the Conversion Proposal to be approved at the special meeting and does not expect the outstanding principal amount of the Convertible Note to become due and payable in cash on June 30, 2024.

While the Company currently has access to cash and cash resources sufficient to make the potential payment obligation of approximately $9,880,000.50, if the Convertible Note were to become payable in cash on June 30, 2024, both the Company and Wilks do not expect or desire for such amount to become payable in cash, as Wilks is obligated to approve the Conversion Proposal as soon as a shareholder meeting is duly called to approve the same, which will result in the issuance of the Conversion Shares and full satisfaction of the obligations of Dawson under the Convertible Note.

In response to the closing comments of the Staff’s comment letter, the Company has advised us, and has authorized us to hereby acknowledge on its behalf, in connection with its response to the Staff’s comments, that:

● should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

● the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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● the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (214) 953-6637.

Very truly yours,

/s/ Grant Everett
Grant Everett

cc:	Stephen Jumper
Dawson Geophysical Company